18 July, 2008

RECEIVED

2008 JUL 23 P 2:

PROCESSED

JUL 25 2008

THOMSON REUTERS

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

Re: Exemption number: 82-3696

M-REAL CORPORATION'S STOCK EXCHANGE RELEASES
for June 25 – July 15 2008

Attached please find copies of M-real Corporation's stock exchange releases for June 25 – July 15.

Should you have any questions, please contact: Outi Kääriäinen, e-mail: outi.kaariainen@metsaliitto.fi or tel. +358 50 598 9902.

Kind regards

Outi Kääriäinen

[redacted]

08003960

Metsäliitto Group Communications
P.O. Box 10
FI-02020 METSÄ
Finland
www.metsaliitto.com
www.m-real.com

dw 7/24

RECEIVED
2008 JUL 23 P 2:14
FICE OF INTERNATI
CORPORATE F

FAIR VALUE OF M-REAL'S PVO SHARES DEFINED

M-real Corporation Stock Exchange Release June 25, 2008

M-real will fair value according to IAS 39 its ownership in Pohjolan Voima (PVO) to EUR 439 million. The PVO shares have previously been measured at cost of EUR 34 million. The fair valuation has a EUR 300 million impact on the fair value reserve of equity and EUR 105 million on deferred tax liabilities. Corresponding corrections have been made to comparison periods according to IAS 8. The table below illustrates the main key figures after the fair valuation.

M-real announced on May 27, 2008 the sale of 100 000 B2 shares in Pohjolan Voima to Kymppivoima for EUR 80 million resulting in a gain of EUR 74 million. This transaction has become effective on June 25, 2008 and M-real has received the cash. After the fair valuation of the PVO investment and sale transaction, the total realized gain is EUR 74 million.

KEY FIGURES	**2008**	**2007**	**2007**	**2007**	**2007**	**2007**	**2006**
	Q1	**Q4**	**Q3**	**Q2**	**Q1**		
Return on equity, %	-3,8	-47,7	-2,1	-10,2	9,0	-12,5	-15,4
Equity ratio at end of period, %	35,0	34,4	34,5	34,5	34,6	34,4	32,8
Gearing ratio at end of period, %	120	124	117	119	117	124	132
Net gearing ratio at end of period, %	100	99	107	107	104	99	113
Covenant equity ratio at end of period, %	40,6	39,7	39,1	39,3	39,2	39,7	37,6
Covenant gearing ratio at end of period, %	87	86	94	94	92	86	101
Shareholders equity per share, EUR	5,59	5,58	6,09	6,11	6,23	5,58	6,26

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321

RECEIVED
2008 JUL 23 P 2:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GAIN FROM THE SALE OF MAP MERCHANT GROUP ADJUSTED

M-real Corporation Stock Exchange Release July 3, 2008

The sale of M-real's Map Merchant Group to Antalis became effective on 31 October 2007. The total transaction value was EUR 382 million. M-real booked a gain of EUR 77 million in the Q4 2007 result from discontinued operations, and the positive cash flow impact of the transaction was EUR 356 million. It was announced that the sale price, and thus also the gain from the sale, would be adjusted later, and it was estimated that it might decrease by a maximum of EUR 30 million.

M-real expected to receive a EUR 34 million additional cash payment from Antalis based on the preliminary closing balance sheet. The additional cash payment has been defined on July 2. 2008 to be approximately EUR 9 million, which has a EUR 25 million negative impact on the gain of EUR 77 million booked in the result from discontinued operations in Q4 2007. The change in the gain of the sale, EUR -25 million, will have a negative impact on the result of discontinued operations in Q2 2008. Additionally, the finalization of the transaction has generated approximately EUR 1 million costs booked in the result of discontinued operations in first half of 2008.

The total positive cash flow impact of the sale of Map Merchant Group was EUR 364 million and the gain from the sale was EUR 51 million.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321

RECEIVED

2008 JUL 23 P 2:14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

M-REAL'S FULL YEAR 2008 OPERATING PROFIT EXCLUDING NON-RECURRING ITEMS WEAKER THAN LAST YEAR

M-real Corporation Stock Exchange Release July 10, 2008

The year 2008 is challenging due to increases in production costs, pulp production curtailments as a result of wood availability problems, decrease in fine paper delivery volume, strengthening of the euro and delay in coated fine paper price increase.

"The announced internal profit improvement actions have proceeded even better than planned but as earlier announced they will not be enough to cover the cost inflation this year. Most of the M-real's product prices have been increased but the further weakened US dollar and the British pound have considerably offset the positive effect. Efforts to increase all product prices continue", says **Mikko Helander**, CEO of M-real.

Due to above listed reasons M-real's full year 2008 operating profit excluding non-recurring items will be weaker than last year. Earlier M-real has not given a profitability outlook for the full year 2008.

M-REAL CORPORATION

Further information:
Seppo Parvi, CFO, tel. +358 10 465 4321
Juha Laine, VP, IR and Communications, tel. +358 10 465 4335

M-real Corporation Stock Exchange Announcement 15.7.2008

INVITATION TO CONFERENCE CALL AND WEBCAST PRESENTATION OF M-REAL'S FINANCIAL RESULTS FOR JANUARY-JUNE 2008 ON 23 JULY 2008

M-real's interim report for January-June 2008 will be published on **Wednesday, 23 July 2008** at around noon EET. We are pleased to invite you to join M-real's international **conference call at EET 3:00 p.m. (GMT 1:00 p.m.)**.

Conference call participants are requested to call in a few minutes prior to the start of the teleconference on the following numbers:

UK and Continental Europe: +44 20 7162 0025
US: +1 334 323 6201.

The financial results will be presented by **Mikko Helander**, CEO and **Seppo Parvi**, CFO, Deputy to the CEO.

The conference call and the webcast can be followed live on M-real's website. The presentation material will be available under IR section at www.m-real.com/investors and at M-real's web centre http://qsb.webcast.fi/mreal/ before the start of the conference call. The webcast will also be archived on the website.

Preregistration to conference call

Please reply by Tuesday, 22 July 2008:

E-mail: communications@m-real.com or
Fax: +358 10 465 4553.

I will take part in the conference call on 23 July, 2008 at EET 3:00 p.m. (GMT 1:00 p.m.).

Name:

Title:

Company: